Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Net loss attributable to common stockholders	$(1,471,586)	$(2,899,012)	$(7,537,266)	$(7,738,582)
Net (loss) income per common share*	$(0.01)	$(0.03)	$(0.05)	$(0.07)
Weighted average shares outstanding	160,302,355	114,611,288	156,764,532	111,654,502

*	Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.